Exhibit 99.1

Westport Announces Changes to Board of Directors

VANCOUVER, Aug. 14, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicle systems, announced today that Jill Bodkin has been elected Chairman of the Board of Directors. Former Chairman, John Beaulieu, will remain on the board as a director and has been awarded the title 'Chairman Emeritus.' Joseph Caron, formerly of Westport's Advisory Board, has been appointed to the Board of Directors.

"Our Board is committed to building enduring value for Westport," said Ms. Bodkin. "My Board leadership will draw on my life's work - building partnerships in international capital markets. The Board is proud of Westport's people, who today deliver the best of alternative fuel engines and vehicle systems and maintain a lead at the forefront of a global shift to natural gas in all forms of transportation."

"The Board cannot thank John enough for his leadership and insights as Westport's Chairman these last 16 years. We are fortunate to continue to benefit from John's outstanding character and business judgment through our transition, as he stays on as a Director." Added Ms. Bodkin, "The addition of Joseph to the Board of Directors brings direct experience with business cultures and market trends that determine success in Asia. His participation on the Board will benefit Westport as we continue to develop and launch products in the fastest growing markets in the world."

"It has been an honor to participate in providing direction and be a part of Westport's growth since its genesis in an engineering lab with grad students at UBC," stated John Beaulieu.  "I continue to be optimistic for Westport to lead globally in the development and marketing of natural gas engines."

"Westport is competing in many of the largest and toughest markets on the planet. It has established and maintains technological lead in many areas," noted Joseph Caron. "This is an exciting time to be involved in shaping Westport's future."

Biographical details for both Jill and Joseph include:

Jill Bodkin

Helping Westport to grow, attract investment and build long term value has been a passion for Jill Bodkin since she joined the Board in July 2008. Earlier, she was instrumental in institutional fund and venture capital investment which launched Westport. Jill Bodkin has chaired Westport's Human Resources and Compensation, and Audit Committees. Ms. Bodkin brings a significant amount of public company and international capital markets expertise, and a distinguished background with the BC Securities Commission and Ernst & Young. A Director of public and private companies, Ms. Bodkin is also the President of Yaletown Venture Partners VCC, Vancouver, and on Boards of Valemount Glacier Destinations, Syracuse University's Maxwell School of Citizenship and Public Affairs, and Vancouver Opera. She is a Governor and former Chair of the Vancouver Board of Trade, as well as a former Director of the Laurentian Bank of Canada, KCTS 9 Television (Seattle based Pacific Northwest PBS station), and President of the Board of Pacific Coast Public Television. She has served on the Audit Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and as a Trustee of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation. After her early career in trade and finance in Canada's capital, Ms. Bodkin was appointed, in 1981, British Columbia's first woman Deputy Minister, responsible for financial institutions, then served as founding Chair of the BC Securities Commission. From 1987 to 1996, she was a Corporate Finance Partner with Ernst & Young, advising on financing technology companies and capital projects in North America, China, Japan, Thailand, Singapore, and the far east of Russia. Her mid-career graduate studies were in public finance at the Maxwell School, and she has been Executive in Residence at UBC's Faculty of Business. She has been honoured for Lifetime Achievement in Finance, and with the Governor General's Canada 125 medal.

Joseph Caron

Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded Honorary Doctorates from Meiji Gakuin University in Tokyo and York University, Toronto. He serves as a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as an Honorary Research Associate at the Institute of Asian Research of the University of British Columbia. Mr. Caron is a member of the Board of Directors of Manulife Financial Corporation and Vancouver International Airport. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T 604-718-2046, invest@westport.com; Media Inquiries: Nicole Adams, Director, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 14-AUG-14